411 Seventh Avenue, 8-7 Pittsburgh, PA 15219	Tel 412-393-1149 Fax 412-393-5601 drabuzzi@duqlight.com

Douglas L. Rabuzzi

Corporate Secretary

October 4, 2006

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Duquesne Light Holdings, Inc.
File No. 1-10290

Dear Mr. Owings:

Reference is made to the Preliminary Proxy Statement on Schedule 14A filed by Duquesne Light Holdings, Inc. (the “Company”), on August 4, 2006, as amended by Amendment No. 1 thereto filed on September 22, 2006.

The Company hereby acknowledges as follows: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ D. L. Rabuzzi